ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

At a Special Meeting of the security holders of John Hancock Variable Insurance Trust (the “Trust”) held April 15, 2011, shareholders of Large Cap Value Trust (the "Acquired Fund"), were asked to consider and approve a proposed Agreement and Plan of Reorganization (the "Plan") providing for the combination of the Acquired Fund into the corresponding JHVIT fund listed below:

Acquired Funds	Corresponding Acquiring Funds
Large Cap Value Trust	Equity-Income Trust

To approve an Agreement and Plan of Reorganization providing for the combination of the Large Cap Value Trust into the Equity-Income Trust.

For	9,939,460.326
Against	394,790.601
Abstain	767,177.332